Exhibit 99.1

PRESS RELEASE

Ipsen to Acquire Clementia Pharmaceuticals
to Significantly Boost Rare Disease Portfolio

•    Clementia’s late-stage drug candidate, palovarotene, has rare pediatric disease and breakthrough therapy designations for the treatment of an ultra-rare bone disorder and a path to approval in 2020

•    Acquisition to transform Ipsen’s Rare Disease portfolio by leveraging Clementia’s expertise and Ipsen’s global commercial footprint to provide life-altering treatments to patients with unmet medical needs

• Ipsen to acquire all outstanding shares of Clementia for a purchase price of US$25.00 per share in cash upfront plus a contingent value right (CVR) of US$6.00 per share related to the multiple osteochondromas indication for a total transaction value of up to US$1.31 billion

•    Ipsen to host conference call today at 2:00pm CET

Paris and Montréal, 25 February 2019 – Ipsen (Euronext: IPN; ADR: IPSEY) and Clementia Pharmaceuticals (NASDAQ: CMTA) today announced that they have entered into an agreement for Ipsen to acquire Clementia Pharmaceuticals, including its key late-stage clinical asset palovarotene, an investigational retinoic acid receptor gamma (RARγ) selective agonist, for the treatment of fibrodysplasia ossificans progressiva (FOP), multiple osteochondromas (MO) and other diseases. The acquisition will proceed by way of a court-approved plan of arrangement pursuant to the Canada Business Corporations Act.

Continuing the transformation of Ipsen:

•	Accelerating a global Rare Disease organization with the mission to bring treatment options for ultra-orphan diseases to patients worldwide
•	Executing on a key strategic objective to increase the value of the pipeline with innovative first-in-class or best-in-class assets
•	Acquiring a near-term launch opportunity of a largely de-risked asset with limited competition which enhances sustainable growth of the company with significant upside potential from additional indications

Palovarotene inhibits excess bone morphogenetic protein (BMP) signaling which is linked to the progression of FOP and MO, two well-characterized, ultra-rare/rare and severely-disabling bone disorders for which there are currently no treatment options available.

A New Drug Application (NDA) for palovarotene for episodic flare-up treatment of FOP is expected to be submitted to the U.S. Food and Drug Administration (FDA) in the second half of 2019, and subject to FDA approval, a first commercial launch is expected in mid-2020. A Phase 3 registrational trial evaluating a chronic dosing regimen for FOP, a Phase 2 trial for MO, and a Phase 1 trial for dry eye disease are also ongoing. Palovarotene has received Orphan Drug designation for FOP and MO from the FDA and the European Medicines Agency (EMA), and Fast Track, Breakthrough Therapy and Rare Pediatric Disease designations for FOP from the FDA.

David Meek, Chief Executive Officer of Ipsen, commented, “The acquisition of Clementia Pharmaceuticals accelerates the ongoing transformation of Ipsen as we are successfully executing on our external innovation strategy to identify and acquire innovative medicines to serve patients with unmet medical needs. Through this transaction, we will gain scientific expertise, exceptional talent, and a cornerstone ultra-rare disease drug candidate with rare pediatric disease and breakthrough therapy designations, potential U.S. approval in 2020 and additional indications to follow. We look forward to working closely with Clementia to successfully integrate two companies that share a similar patient-centric culture and the ambition to deliver new treatments to patients with unmet medical needs.”

Dr. Clarissa Desjardins, Chief Executive Officer of Clementia, commented, “I am proud of the entire Clementia team, whose tireless efforts have rapidly advanced palovarotene towards a planned NDA submission, and we are all grateful for the dedication of the patient community and our clinical trial investigators who have supported us along the way. Ipsen’s global commercial presence and capabilities will expedite our shared vision of bringing palovarotene to patients around the world as quickly as possible. We anticipate a smooth transition of our operations into the Ipsen organization that will continue Clementia’s vision of delivering palovarotene to patients worldwide.”

Under the terms of the agreement, Ipsen will pay US$25.00 per share in cash upfront on completion of the transaction, for an initial aggregate consideration of US$1.04 billion, plus deferred payments on the achievement of future regulatory milestones in the form of a contingent value right (CVR) of US$6.00 per share upon FDA acceptance of the regulatory filing for palovarotene for the treatment of MO, representing an additional potential payment of US$263 million. The initial cash consideration represents a premium of 77% to Clementia’s 30-day volume-weighted average stock price.

The transaction will be fully financed by Ipsen’s existing cash and lines of credit and significantly increase the level of net debt. It is expected to have a limited dilutive impact on Ipsen’s core operating margin for 2019 and 2020 given the costs of the ongoing clinical trials and preparation for the commercial launch of palovarotene. Consequently, Ipsen is updating its 2019 financial objectives and now expects:

•	Sales growth of greater than 13.0% at current exchange rates (unchanged)
•	Core operating margin of around 30.0% of net sales (previous guidance of around 31.0% of net sales), excluding other potential investments in pipeline expansion initiatives

The transaction will also be dilutive at the Consolidated Net Income level.

The Boards of Directors of both companies have approved the transaction. Completion of the transaction is anticipated to occur in the second quarter of 2019, subject to satisfaction of all closing conditions. The acquisition will proceed by way of a court-approved plan of arrangement pursuant to the Canada Business Corporations Act and will require, at the special meeting of Clementia shareholders expected to be held on or about April 9, 2019, the approval of at least 66 2/3% of the votes cast by Clementia's shareholders present in person or represented by proxy as well as the approval of a majority of the votes cast by Clementia's disinterested shareholders present in person or represented by proxy. A proxy circular relating to the special meeting of shareholders of Clementia and containing further details regarding the Arrangement and the agreement will be mailed to Clementia’s shareholders and made available on SEDAR and EDGAR.

The Board of Directors of Clementia, acting on the unanimous recommendation of the transaction committee comprised of independent directors and after having received an opinion from its financial advisor to the effect that the consideration to be received by Clementia shareholders pursuant to the plan of arrangement is fair from a financial point of view, has unanimously approved the arrangement. OrbiMed Private Investments IV, LP, Clementia’s largest shareholder with approximately 27.5% of Clementia’s total shares outstanding (on a non-diluted basis) as of the date hereof, has entered into a support and voting agreement with Ipsen pursuant to which it has agreed to vote its Clementia shares in favor of the transaction. In addition, directors and officers of Clementia holding an aggregate of approximately 3.2% of the Clementia shares (on a non-diluted basis) as of the date hereof have entered into support and voting agreements with Ipsen.

In addition to shareholders’ and court approval, the arrangement is also subject to other customary conditions. The arrangement agreement is subject to customary “fiduciary out” provisions, and a right in favor of Ipsen to match any superior proposal. A termination fee is payable to Ipsen in certain specified circumstances, including if it fails to exercise its right to match in the context of a superior proposal supported by Clementia.

Centerview Partners is acting as exclusive financial advisor to Ipsen and Goodwin Procter LLP and Davies Ward Phillips & Vineberg LLP are acting as U.S. and Canadian legal counsel to Ipsen, respectively.

Morgan Stanley & Co. LLC is acting as exclusive financial advisor to Clementia and Skadden, Arps, Slate, Meagher & Flom LLP and Stikeman Elliott LLP are acting as U.S. and Canadian legal counsel to Clementia, respectively.

Conference Call

Ipsen will host a conference call and web conference (available at www.ipsen.com) today to discuss this announcement. Participants should dial in approximately 5 to 10 minutes prior to the start. No reservation is required to participate in the conference call.

Date: February 25, 2019

Time: 2:00pm CET/ 8:00am EST

France and continental Europe	+33 (0) 1 7670 0794
UK	+44 (0) 2071 928 000
United States	+1 (631) 510-7495
Conference ID:	8476676

A replay will be available on Ipsen’s website: www.ipsen.com

About Fibrodysplasia Ossificans Progressiva (FOP)

FOP is an ultra-rare, severely disabling disorder characterized by heterotopic ossification (HO), or bone that forms outside the normal skeleton, in muscles, tendons or soft tissue. In FOP, HO progressively restricts movement by locking joints, leading to a cumulative loss of function, progressive disability, and increased risk of early death. FOP is caused by a mutation in the ACVR1 gene, resulting in excess signaling in the bone morphogenetic pathway, a key pathway controlling bone growth and development, by way of both ligand-dependent and independent mechanisms. The prevalence of FOP is approximately 1.3 individuals per million lives, or approximately 9,000 patients globally. There are currently no approved treatments for FOP.

About Multiple Osteochondromas (MO)

MO, also called multiple hereditary exostoses (MHE) is a rare, severely disabling, progressive, chronic disease in which multiple benign bone tumors, also known as osteochondromas (OCs) or osteocartilaginous exostoses, develop on bones. MO is typically diagnosed in early childhood when OCs become visible with a median age at diagnosis of four years. Because of their development around joints, children develop limb deformity and restricted movement as they grow. Today, the only available treatments for MO are surgery and palliative care, and many patients will undergo surgery, some as many as 30 surgeries, before adulthood. MO is estimated to affect 20 individuals per million lives, or approximately 150,000 globally. MO is among the most common inherited bone disorders with multiple family members in multiple generations affected.

About Palovarotene

Palovarotene is an RARγ agonist being developed as a treatment for patients with ultra-rare/rare and debilitating bone diseases, including fibrodysplasia ossificans progressiva (FOP) and multiple osteochondromas (MO), as well as other diseases. Palovarotene was in-licensed from Roche Pharmaceuticals, where it was previously evaluated in more than 800 subjects, including 450 patients treated for up to two years. Palovarotene has received Orphan Drug status for FOP and MO from the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). In addition, palovarotene has been granted Fast Track, Breakthrough Therapy and Rare Pediatric Disease designations for FOP from the FDA.

About Ipsen

Ipsen is a global specialty-driven biopharmaceutical group focused on innovation and specialty care. The group develops and commercializes innovative medicines in three key therapeutic areas - Oncology, Neuroscience and Rare Diseases. Its commitment to Oncology is exemplified through its growing portfolio of key therapies for prostate cancer, neuroendocrine tumors, renal cell carcinoma and pancreatic cancer. Ipsen also has a well-established Consumer Healthcare business. With total sales over €2.2 billion in 2018, Ipsen sells more than 20 drugs in over 115 countries, with a direct commercial presence in more than 30 countries. Ipsen's R&D is focused on its innovative and differentiated technological platforms located in the heart of the leading biotechnological and life sciences hubs (Paris-Saclay, France; Oxford, UK; Cambridge, US). The Group has about 5,700 employees worldwide. Ipsen is listed in Paris (Euronext: IPN) and in the United States through a Sponsored Level I American Depositary Receipt program (ADR: IPSEY). For more information on Ipsen, visit www.ipsen.com.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical-stage company innovating treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company is preparing for a 2019 NDA submission to the FDA to seek approval of its lead product candidate, palovarotene, a novel RARγ agonist, for the prevention of heterotopic ossification (HO) associated with flare up symptoms in adults and children with fibrodysplasia ossificans progressiva (FOP). The ongoing Phase 3 MOVE Trial is evaluating an additional dosing regimen of palovarotene for the treatment of FOP. Palovarotene is also in a Phase 2 trial, the MO-Ped Trial, for the treatment of multiple osteochondromas (MO, also known as multiple hereditary exostoses, or MHE). In addition, Clementia has commenced a Phase 1 trial for an eye drop formulation of palovarotene for the potential treatment of dry eye disease and is also investigating other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

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Forward Looking Statement

This press release may include “forward-looking statements” within the meaning of the applicable securities laws, including with respect to the timing and completion of the arrangement, the proposed timing of filings and submissions with the FDA for palovarotene and the impact of the proposed transaction on Ipsen and Clementia, the operations of Ipsen and Clementia post-transaction and the amounts potentially payable under the CVRs. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, the risk that a condition to closing of the arrangement may not be satisfied, the risk that any required shareholder, court or applicable regulatory approvals for the arrangement may not be obtained or be obtained subject to conditions that are not anticipated, the outcome of the FDA approval of palovarotene product candidate for the treatment of multiple osteochondromas (MO), Clementia’s ability to successfully complete in a timely manner the studies required to be completed in order to submit the NDA, Clementia’s ability to generate revenue and become profitable, the risks related to its heavy reliance on palovarotene, its only current product candidate, the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety, Ipsen's and Clementia’s dependence on licensed intellectual property, including the ability to source and maintain licenses from third-party owners; as well as the risks identified in Ipsen's registration documents filed with the French Autorité des Marchés Financiers and Clementia’s public filings with the SEC and the Québec Autorité des Marchés Financiers. Ipsen and Clementia caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in their securities. Investors are encouraged to read Ipsen's filings available on its website (www.ipsen.com) as well as Clementia’s filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and Ipsen and Clementia undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

For further information

Ipsen:

Media

Karla MacDonald – North America

Vice President, NA Communications

+ 1 (857) 332-3467

Karla.macdonald@ipsen.com

Financial Community

Eugenia Litz

Vice President, Investor Relations

+44 (0) 7879 627 205

eugenia.litz@ipsen.com

Christian Marcoux – Europe

Senior Vice-President, Global Communication

+33 (0) 1 58 33 67 94

Christian.marcoux@ipsen.com

Myriam Koutchinsky

Investor Relations Manager

+33 (0)1 58 33 51 04

myriam.koutchinsky@ipsen.com

Clementia: Media Monique Allaire President, THRUST Strategic Communications + 1 (781) 631-0759 monique@thrustsc.com	Financial Community Joseph Walewicz EVP, Business and Corporate Development +1 (514) 940-1080 investors@clementiapharma.com

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